

Mail Stop 7010

February 13, 2008

Mr. Nelson Chai
Senior Vice President and Chief Financial Officer
Merrill Lynch & Co., Inc.
4 World Financial Center
New York, New York 10080

> RE: Form 10-K for the fiscal year ended December 29, 2006
> Forms 10-Q for the fiscal quarters ended March 30, 2007, June 29, 2007, and September 28, 2007
>
> File No. 1-7182

Dear Mr. Chai:

We have reviewed your response letter dated January 31, 2008 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 29, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like in your future filings.

Critical Accounting Policy and Estimates, page 24

Valuation of Financial Instruments, pages 25-26

2. You disclosed that you have less liquid financial instrument assets of approximately $22 billion and financial instrument liabilities of $9 billion that you valued using management's best estimate of fair value and using a model where either the inputs to the model and/or the models themselves require significant judgment by management. You also disclosed that in applying these models you consider such factors as projected cash flows, market comparables, volatility, and various market inputs. Given the apparent subjectivity involved in determining the valuation of these less liquid financial instruments, please consider disclosing in greater detail the types of models used as well as the key inputs and estimates used in each of these models. Please consider disclosing whether or not there have been any changes in the models or methods used in the valuations. Please also consider providing a sensitivity analysis which shows the potential impact of adverse changes in the key inputs and estimates used in each of these models.

Risk Management, page 50

3. We have reviewed your responses to prior comments 3 and 13. We note the additional disclosures you intend to provide solely related to exposure from credit default swaps on U.S. super senior ABS CDOs. We continue to believe that you should provide additional disclosures regarding the remaining areas of exposure related to credit default swaps. Please consider addressing the following:
    *   Disclosing the types of credit exposures that you hedge;
    *   Disclosing the credit ratings of the counter-parties involved in the credit default swaps and the related dollar amounts hedged;
    *   Disclosing the likelihood of a potential downgrade to the sellers of the credit default swaps and the impact that such a downgrade could have on your valuation of credit default swaps;
    *   Disclosing the average duration of your credit default swap assets and liabilities by type of credit rating;
    *   Disclosing whether you hold any collateral on your credit default swaps; and
    *   Disclosing concentrations of credit risks as required by paragraph 15A of SFAS 107. In this regard, please tell us the metric that you used to define a material concentration of credit risk.

<u>Financial Statements</u>

<u>Notes to the Financial Statements</u>

<u>Note 3 – Segment and Geographic Information, page 91</u>

<u>We have reviewed your response to prior comment 4.</u>

4. On a weekly basis, your CODM receives the Global Markets and Investment Banking Weekly Highlights Report which includes revenue, compensation expense, non-compensation expense, pre-tax earnings, and after-tax earnings for each of the businesses included in your Global Markets and Investment Banking segment. These businesses are as follows:
    *   fixed income, currency and commodities;
    *   equity markets; and
    *   investment banking.
    Given the extensive amount of discrete financial information your CODM receives at the business level on a regular basis, we have difficulty overcoming the presumption that the CODM is using this financial information for making resource allocation decisions and assessing performance. It is unclear how you determined that each of these businesses do not meet the definition of an operating segment pursuant to paragraph 10 of SFAS 131. Please advise. Please also confirm that there is not a similar weekly highlights report prepared related to the GWM segment.

5. Please provide us with us the following reports based off of Appendix II of your response:
    *   Merrill Lynch's 2008 Operating Plan;
    *   All of the Merrill Lynch & Co's Daily Earnings Summaries provided to the CODM during the month of December 2007 and December 2006;
    *   Presentations to the Executive Committee provided during or related to the three months ended December 28, 2007 and December 29, 2006;
    *   Presentations to the Board of Directors provided during or related to the three months ended December 28, 2007 and December 29, 2006;
    *   GMI Weekly Highlight Report provided to the CODM during the month of December 2007 as well as during the months of December 2005 and December 2006; and
    *   Financial Summary to the Board of Directors provided related to December 2007 and December 2006.

FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 28, 2007

General

6. Please address the comments above in your interim filings as well.

Management's Discussion and Analysis

U.S. Sub-Prime Residential Mortgage-Related and ABS CDO Activities, page 73

7. We have reviewed your response to prior comment 10. Please consider expanding your disclosures related to the interests you retain from sub-prime residential mortgage securitizations to discuss the key assumptions used to value your retained interests as well as to provide a sensitivity analysis specifically related to these retained interests similar to the analysis included on page 37 of your Form 10-Q.

Note 3. Fair Value of Financial Instruments, page 26

8. We are still evaluating your response to prior comment 8.

9. We have reviewed your response to prior comments 11 and 12. Given the significant write-downs taken in the third and fourth quarters of 2007, we continue to believe that you should quantify and disclose each significant component of the $2.0 billion net decrease in other net changes in net exposures as well as quantify and reconcile the difference between the gross and net exposure to U.S. sub-prime residential mortgage-related exposures. Please also consider disclosing what led to the decrease of approximately $500 million in hedges (short positions) which resulted in an increase in the net exposure related to residential mortgage-backed securities.

10. We have reviewed your response to prior comment 14. It does not appear that your press release dated January 17, 2008 includes a presentation of your gross exposures to CDO positions. Please tell us what consideration you gave to presenting your gross exposures to CDO positions in addition to your current presentation of net exposures. For example, an additional table could reconcile from your gross exposures to your net CDO exposures, with corresponding explanations for the significant reconciling items.

11. We have reviewed your response to prior comment 15. It does not appear that your press release dated January 17, 2008 specifically addresses risks and exposures to non-U.S. sub-prime residential mortgage-related and ABS CDO positions in a similar manner to your discussion of the U.S. market beginning on page 73 of your Form 10-QSB. Please tell us what consideration you gave to providing these disclosures.

12. In your January 17, 2008 press release you disclosed that you had a net exposure to Alt-A residential mortgages of $2.7 billion and Alt-A residential mortgage-backed securities in the amount of $7.1 billion at December 31, 2007. Please consider expanding your disclosures to address the risks and exposures to Alt-A residential mortgage assets and investment securities to include the following:

- Your definition and a description of what you consider to be Alt-A loans;

- Your underwriting policies for Alt-A loans;

- Your risk management policies with respect to Alt-A loans,

- Your gross and net exposure to Alt-A residential mortgages and mortgage-backed securities with a corresponding reconciliation between the gross and net amounts and an explanation of the significant reconciling items; and

- The models and methods used to value amounts related to Alt-A loans as well as the key inputs and estimates used in each of these models. Please disclose whether or not there have been any changes in the models or methods used in the valuations. Please also provide a sensitivity analysis which shows the potential impact of adverse changes in the key inputs and estimates used in these models.

13. In your January 17, 2008 press release you disclosed a net exposure to U.S. prime real estate mortgage assets of $28.2 billion and prime residential mortgage-backed securities of $4.2 billion as of December 28, 2007. In light of the weaker U.S. housing market, please consider disclosing the risks and exposures to loss arising from your prime mortgage related exposures. Please also consider disclosing your gross as well as net exposures as well providing any additional disclosures which will provide additional insight on your exposures.

* * * *

Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Nelson Chai
February 13, 2008
Page 6 of 6

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

                                Sincerely,

                                Rufus Decker
                                Accounting Branch Chief